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TRACEY EMIN


I FELL IN LOVE

Since launching *I Fell In Love* (2002), similar paintings have sold for over $1M, signaling growing interest in this style

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Offering & Artist Overview

$500,000

Initial Offering Size

23.1%

Similar Auction Sales Rate ('05-'24)[1]

15.2%

Record Price Growth Rate ('01-'24)[2]

New Auction Sales Last Week

We agreed to buy our first Emin painting privately this April and are offering it for $500k.

Since then, three similar paintings have sold for a higher price at auction. The last two were just last week! See below:



Sale Price (2024):

$914k



Sale Price (2024):

$656k



Sale Price (2024):

$1.1M

Knighted By British Royalty

Emin's art has made her famous at all levels of British society. Queen Elizabeth was a fan, and Emin was just awarded the rank of Dame this past summer.



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See the offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. The data point captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Tracey Emin with the following criteria: Works on canvas created before 2020 that measure between 20 inches by 20 inches and 100 inches by 100 inches. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 21.0% CAGR implied from selected sales occurring from December 5, 2005, to October 14, 2022.

2. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Tracey Emin have a record price compound annual growth rate ("CAGR") of 15.6% from February 7, 2001 to December 31, 2023. This calculation is based on (i) a record price of $137,199 on February 7, 2001, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $3,773,000, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.